United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Attention: John Reynolds and Susann Reilly	January 23, 2009

Re:

Cord Blood America, Inc.

Form S-1, Amendment 1

Filed January 12, 2009

File No. 333-155882

We have provided responses to your comments regarding our registration statement filed on Form S-1 on January 12, 2009.  Our responses are inserted directly below the Commission’s comments to our registration statement which you provided to us on January 22, 2009.

General

1.

Please tell us how you calculated the 12% amount set forth on the cover page.  Also, if true, please clarify that you are referring to the shares registered for sale as a percentage of outstanding securities. In this regard, the fourth risk factor indicates that 1.4 billion shares underlie the securities purchase agreement.

RESPONSE: We have revised the cover page to accurately reflect the percentage of shares we are registering for sale as a percentage of our outstanding stock. We have also revised the cover page to clarify that we are referring to the number of shares that we are registering for sale as a percentage of our outstanding stock. The accurate percentage is not 12% but 13.6%. We arrived at 13.6% by dividing the number of shares we are registering for sale under the S-1 (47,562,096) by the total number of shares outstanding after the issuance of such shares (349,544,284). The product of that equation is 13.6%.

2.

We have reviewed your response to comment number three of our letter dated December 30, 2008. Pursuant to our telephone conversation with Mr. Schissler on January 16, 2009 we understand that the “Recitals –B” section of Amendment 1 to the Securities Purchase Agreement, that is, Exhibit 10.102 is inaccurate. Please amend the registration statement and include a revised agreement.

RESPONSE:  We have amended the registration statement in accordance with the Commission’s comment # 2 above and have included a revised agreement.

Sincerely

Matthew Schissler
Chairman & CEO

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098